UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2) *

                              KENNEDY-WILSON, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    489399204
                                 (CUSIP Number)


Alan S. Parsow                   with a copy to          David L. Hefflinger
General Partner                                          McGrath North Mullin
Elkhorn Partners Limited Partnership                       & Kratz, PC LLO
P.O. Box 818                                             Suite 3700
Elkhorn, NE 68022                                        First National Tower
(402) 289-3217                                           1601 Dodge Street
                                                         Omaha, NE 68102
                                                         (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 Not Applicable
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 489399204                  13D                       Page 2 of 3 Pages

         1. Name of Reporting Person
            SS or IRS Identification Number of Above Person

               Elkhorn Partners Limited Partnership / 47-0721875

         2. Check the Appropriate Box if a Member of a Group

               /X/      (a)                       / /      (b)

         3. SEC Use Only

         4. Source of Funds

               WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

              / /

         6. Citizenship or Place of Organization

             Nebraska

                                                7. Sole Voting Power

                                                      833,050 Shares
             Number of
             Shares                             8. Shared Voting Power
             Beneficially
             Owned by                                 0
             Reporting
             Person                             9. Sole Dispositive Power
             With
                                                      833,050 Shares

                                               10. Shared Dispositive Power

                                                      0

         11. Aggregate Amount Beneficially Owned by Each Reporting Person

               833,050 Shares

         12. Check Box if Aggregate Amount in Row 11 Excludes Certain
             Shares

               / /

         13. Percent of Class Represented by Amount in Row 11

               Approximately 8.1% of voting securities

         14. Type of Reporting Person

               PN

CUSIP NO. 489399204                   13D                      Page 3 of 3 Pages



         Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 2 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Kennedy-Wilson, Inc. ("Kennedy-Wilson") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of April 17, 2003, the Partnership owns 833,050 shares of Kennedy-Wilson common stock. The Kennedy-Wilson Form 10-K for the year ended December 31, 2002 reported that there were outstanding 10,298,392 shares of Kennedy-Wilson common stock as of March 31, 2003. Based on this number, the Partnership owns approximately 8.1% of the Kennedy-Wilson common stock.

         (c) During the past 60 days, the Partnership purchased 59,350 shares of Kennedy-Wilson common stock, in open market transactions, at prices ranging from $3.24 to $3.50 per share.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  April 23, 2003

Elkhorn Partners
Limited Partnership


By:   /s/ Alan S. Parsow
    ---------------------------
      Alan S. Parsow
      General Partner